EXHIBIT 99.1

B2Gold Reports Q1 2023 Results; Cash Operating Costs and All-In Sustaining Costs Below 2023 Annual Guidance Ranges; Operating Cash Flow before Working Capital Adjustments of $223 million

VANCOUVER, British Columbia, May 09, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the first quarter of 2023. All dollar figures are in United States dollars unless otherwise indicated.

2023 First Quarter Highlights

  Total gold production of 266,856 ounces in Q1 2023, exceeding expectations to start 2023: Total gold production of 266,856 ounces, including 16,137 ounces of attributable production from Calibre Mining Corp. ("Calibre"). The Fekola Mine produced 165,864 ounces in the quarter, benefitting from a favorable mine phasing sequence to start 2023, with Phase 6 of the Fekola pit providing high-grade ore to the process plant. All B2Gold operations are on track to meet or exceed annual production guidance ranges. On April 27, 2023, Fekola produced its three millionth ounce of gold, five years and seven months from construction completion.
  Total consolidated cash operating costs of $600 per gold produced in Q1 2023, well below the annual guidance range (between $670 and $730 per ounce): Total consolidated cash operating costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $600 per gold ounce produced during the quarter. Consolidated cash operating costs from the Company’s three operating mines of $576 per gold ounce produced.
  Total consolidated all-in sustaining costs of $1,060 per gold ounce sold in Q1 2023, well below the annual guidance range (between $1,195 and $1,255 per ounce): Total consolidated all-in sustaining costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $1,060 per gold ounce sold. Consolidated all-in sustaining costs from the Company’s three operating mines of $1,049 per gold ounce sold, lower than expected as a result of lower cash operating costs and the timing of sustaining capital expenditures that are expected to be incurred later in 2023.
  Attributable net income of $0.08 per share; Adjusted attributable net income of $0.10 per share in Q1 2023: Net income attributable to the shareholders of the Company of $86.0 million ($0.08 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $106 million ($0.10 per share).
  Operating cash flow before working capital adjustments of $0.21 per share in Q1 2023: Cash flow provided by operating activities before working capital adjustments (see “Non-IFRS Measures”) was $223 million ($0.21 per share) in the first quarter of 2023.
  Robust financial position: At March 31, 2023, the Company had cash and cash equivalents of $674 million and working capital (defined as current assets less current liabilities) of $804 million.
  Q1 2023 dividend of $0.04 per share declared: The Company remains in a strong net positive cash position and paid a first quarter dividend of $0.04 per common share on March 17, 2023 (annualized rate of $0.16 per common share).
  Completed acquisition of Sabina Gold and Silver Corp. (“Sabina”): Subsequent to the quarter end, the Company completed the acquisition of Sabina on April 19, 2023, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million B2Gold common shares as consideration.
  Subsequent to completion of the acquisition of Sabina, B2Gold completed its inaugural winter ice road season and extinguished certain of Sabina’s construction financing obligations: B2Gold completed its inaugural winter ice road season and received all critical materials that were necessary to maintain the schedule for construction completion of the mill in the first quarter of 2025. As well, the Company extinguished certain of Sabina's construction financing obligations with payments totalling $111 million as follows: senior secured debt facility for a $2 million payment, gold prepay facility for a $1 million payment, the entire gold metal off take agreement for a $62 million payment, and one-third of the gold stream arrangement for a $46 million payment.
  Significant exploration program approved at the Back River Gold District for 2023: B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 meters (“m”) of drilling. Infill and greenfield drilling will be focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.
  Preliminary Fekola Complex optimization study indicates significant opportunity to increase gold production and resource utilization: The Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 million tonnes per annum (“Mtpa”) of saprolite and transitional (oxide) resources. From January 2022 through March 31, 2023, the Company has completed approximately 120,000 m of drilling at the Anaconda Area, which included infill drilling to upgrade a significant portion of the Inferred oxide resources to the Indicated category, as well as extending both oxide and sulphide resources in the area. An updated Anaconda Area Mineral Resource estimate is currently underway and scheduled to be completed by the end of the second quarter of 2023. Consequently, to allow for incorporation of this updated Mineral Resource estimate into the engineering study, results of the study are now expected in the fourth quarter of 2023. The Company’s optimization study analysis indicates that the combined Fekola Mine and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.
  Closed investment into Snowline Gold Corp. (“Snowline”), acquiring a 5.0% equity interest: In March 2023, closed an equity investment into Snowline, giving B2Gold ownership of approximately 5.0% of the issued and outstanding common shares of Snowline. Snowline is advancing the Rogue project in the Yukon, Canada.

First Quarter 2023 Results

	Three months ended
	March 31,
	2023	2022

Gold revenue ($ in thousands)	473,556	365,583
Net income ($ in thousands)	101,904	90,803
Earnings per share – basic(1) ($/ share)	0.08	0.08
Earnings per share – diluted(1) ($/ share)	0.08	0.08
Cash provided by operating activities ($ thousands)	203,823	107,310
Average realized gold price ($/ ounce)	1,901	1,874
Adjusted net income(1)(2) ($ in thousands)	105,862	65,096
Adjusted earnings per share(1)(2) – basic ($)	0.10	0.06
Excluding equity investment in Calibre:
Gold sold (ounces)	249,150	195,100
Gold produced (ounces)	250,719	196,473
Cash operating costs(2) ($/ gold ounce sold)	512	630
Cash operating costs(2) ($/ gold ounce produced)	576	676
Total cash costs(2) ($/ gold ounce sold)	653	762
All-in sustaining costs(2) ($/ gold ounce sold)	1,049	1,028
Including equity investment in Calibre:
Gold sold (ounces)	265,292	208,089
Gold produced (ounces)	266,856	209,365
Cash operating costs(2) ($/ gold ounce sold)	540	656
Cash operating costs(2) ($/ gold ounce produced)	600	699
Total cash costs(2) ($/ gold ounce sold)	678	784
All-in sustaining costs(2) ($/ gold ounce sold)	1,060	1,036

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2023, the Company had cash and cash equivalents of $674 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $804 million (December 31, 2022 - $802 million). At March 31, 2023, the full amount of the Company's $600 million revolving credit facility was undrawn and available.

First Quarter 2023 Dividend

On February 22, 2023, B2Gold’s Board of Directors (“Board”) declared a cash dividend for the first quarter of 2023 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2023. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Back River Gold District Update

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million common shares of B2Gold as consideration. The Back River Gold District consists of five mineral claims blocks along an 80 kilometer (“km”) belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

Subsequent to completion of the acquisition of Sabina, B2Gold completed its inaugural winter ice road season and received all critical materials that were necessary to maintain the schedule for construction completion of the mill in the first quarter of 2025. During the season, upgrades to road alignment and sub-base were completed to improve the winter ice road for future seasons. The transportation of materials concluded with the receipt of all necessary supplies, allowing for the pouring of concrete for key facilities and installation of structural steel to weather in the key facilities ahead of next seasons winter ice road campaign. Additionally, preparations for the 2023 sea lift continue and to date all ordered materials have arrived as scheduled. Currently, on-site activities are focused on building a new employee camp (Phase 1 of the new camp is scheduled for completion on July 1, 2023), extending the airstrip to support the increased work force, primary pond construction to satisfy start-up water requirements, and continued development of the open pit and underground areas.

The Back River Gold District includes significant untapped exploration potential across the 80 km belt. To accelerate pursuing this potential, B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 m of drilling. The $20 million budget is significantly higher than historical annual exploration expenditures. Drilling will be focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

Subsequent to the completion of the acquisition of Sabina, B2Gold extinguished certain of Sabina’s construction financing obligations. The original Gold Metal Offtake Agreement between Sabina and Orion Mine Finance (“Orion”) allowed for the repurchase of 50% of the gold offtake in the event of a change of control for $31 million. Under the terms of the agreement with Orion, B2Gold paid a total purchase price of $62 million to retire the entire gold metal offtake obligation. In addition, B2Gold has paid $3 million to retire the senior secured debt facility and gold prepay facility entered into between Orion and Sabina. After completion of the repurchase transactions, Orion will no longer hold any security over the Goose Project or the Back River Gold District. The original Stream Agreement between Sabina and Wheaton Precious Metals (“Wheaton”) allowed for the repurchase of 33% of the gold stream on the Goose Project for consideration equal to an amount of cash that generates a 15% rate of return on the advanced portion of gold stream. Under the terms of the agreement with Wheaton, B2Gold paid a total purchase price of $46 million to retire 33% of the existing gold stream.

A March 2021 Updated Feasibility Study on the Goose Project outlined a 15-year life of mine, producing an average of 223,000 ounces of gold per year (average annual production of 287,000 ounces over first five years) from 3.6 million ounces of Mineral Reserves averaging 5.97 g/t gold. The Company believes there is potential to increase production in the first five years of the mine life to over 300,000 ounces of gold per year through accelerated development of the underground mine at the Goose Project, subject to further mine sequencing analysis.

Operations

Fekola Mine - Mali

	Three months ended
	March 31,
	2023	2022

Gold revenue ($ in thousands)	314,225	197,862
Gold sold (ounces)	165,050	105,400
Average realized gold price ($/ ounce)	1,904	1,877
Tonnes of ore milled	2,271,891	2,199,223
Grade (grams/ tonne)	2.47	1.54
Recovery (%)	91.9	93.3
Gold production (ounces)	165,864	101,648
Cash operating costs(1) ($/ gold ounce sold)	471	583
Cash operating costs(1) ($/ gold ounce produced)	483	624
Total cash costs(1) ($/ gold ounce sold)	632	739
All-in sustaining costs(1) ($/ gold ounce sold)	964	987
Capital expenditures ($ in thousands)	53,795	28,228
Exploration ($ in thousands)	1,706	6,394

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a successful start to the year with first quarter of 2023 gold production of 165,864 ounces. As expected, Fekola's gold production was strong due to a favorable mine phasing sequence to start 2023, with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant. For the first quarter of 2023, mill feed grade was 2.47 grams per tonne (“g/t”), mill throughput was 2.27 million tonnes, and gold recovery averaged 91.9%.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2023 were $483 per ounce produced ($471 per gold ounce sold). Cash operating costs per ounce produced for the first quarter of 2023 were lower than expected as a result of lower mining costs, predominantly due to less tonnes moved than anticipated during the quarter. Tonnes moved were less than expected during the quarter due to tight working conditions in Phase 6 including reduced hauling capacity due to having one ramp available (the issue has been fixed starting in April 2023) and lower than budgeted diesel costs. The mining tonnage is expected to be caught up over the remainder of 2023.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2023 for the Fekola Mine were $964 per gold ounce sold. All-in sustaining costs for the first quarter of 2023 were lower than expected as a result of lower cash operating costs described above and lower than expected sustaining capital expenditures. The lower sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2023.

Capital expenditures in the first quarter of 2023 totalled $54 million primarily consisting of $26 million for mobile equipment purchases and rebuilds, $15 million for pre-stripping, $2 million for haul road construction, $2 million for Fekola underground development and $1 million for the tailings facility raise project.

Subsequent to quarter end, Fekola produced its three millionth ounce of gold on April 27, 2023. This milestone was accomplished five years and seven months from construction completion and three years earlier than estimated in the Fekola feasibility study from June 2015. Fekola production has met or exceeded production projections in each year of its operation.

The low-cost Fekola Complex in Mali is expected to produce between 580,000 and 610,000 ounces of gold in 2023 at cash operating costs of between $565 and $625 per ounce and all-in sustaining costs of between $1,085 and $1,145 per ounce. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits and for Fekola Regional operations, initial saprolite production (to be processed in the Fekola Mill) is expected to commence from the Bantako North permit starting in the third quarter of 2023. Saprolite production from the Bantako North permit is expected to generate approximately 18,000 ounces of gold production in 2023 with Fekola Regional production levels continuing to ramp-up through 2024. The Fekola Mine is expected to process 9 million tonnes of ore during 2023 at an average grade of 2.20 g/t gold with a process gold recovery of 93.4%. The expected increase in Fekola's all-in sustaining costs for 2023 reflects, predominantly, higher sustaining capital expenditures.

Masbate Mine – The Philippines

	Three months ended
	March 31,
	2023	2022

Gold revenue ($ in thousands)	56,992	83,093
Gold sold (ounces)	29,650	44,300
Average realized gold price ($/ ounce)	1,922	1,876
Tonnes of ore milled	2,069,042	2,010,188
Grade (grams/ tonne)	0.95	1.19
Recovery (%)	73.5	78.0
Gold production (ounces)	46,364	59,764
Cash operating costs(1) ($/ gold ounce sold)	843	785
Cash operating costs(1) ($/ gold ounce produced)	883	710
Total cash costs(1) ($/ gold ounce sold)	992	917
All-in sustaining costs(1) ($/ gold ounce sold)	1,320	1,022
Capital expenditures ($ in thousands)	8,953	5,693
Exploration ($ in thousands)	959	1,037

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had a strong start to the year with first quarter of 2023 gold production of 46,364 ounces. For the first quarter of 2023, mill feed grade was 0.95 g/t gold, mill throughput was 2.07 million tonnes, and gold recovery averaged 73.5%.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2023 were $883 per ounce produced ($843 per gold ounce sold). Cash operating costs per ounce produced for the first quarter of 2023 were lower than expected as a result of higher than anticipated gold production and lower than anticipated processing costs resulting from lower diesel and heavy fuel oil cost.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2023 were $1,320 per ounce sold. All-in sustaining costs for the first quarter of 2023 were lower than anticipated as a result of lower than expected cash operating costs described above and lower than expected sustaining capital expenditures. The lower than expected sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2023.

Capital expenditures in the first quarter of 2023 totalled $9 million, primarily consisting of $7 million for mobile equipment purchases and rebuilds.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2023 at cash operating costs of between $985 and $1,045 per ounce and all-in sustaining costs of between $1,370 and $1,430 per ounce. For 2023, Masbate is expected to process 7.8 million tonnes of ore at an average grade of 0.96 g/t gold with a process gold recovery of 74.5%. Gold production is scheduled to be relatively consistent throughout 2023. Mill feed will be a blend of mined fresh ore sourced from the Main Vein Pit and low-grade ore stockpiles. The anticipated increase in Masbate's all-in sustaining costs for 2023 reflects, predominantly, lower gold ounces sold.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2023	2022

Gold revenue ($ in thousands)	102,339	84,628
Gold sold (ounces)	54,450	45,400
Average realized gold price ($/ ounce)	1,880	1,864
Tonnes of ore milled	823,952	845,222
Grade (grams/ tonne)	1.47	1.31
Recovery (%)	98.8	98.5
Gold production (ounces)	38,491	35,061
Cash operating costs(1) ($/ gold ounce sold)	458	590
Cash operating costs(1) ($/ gold ounce produced)	605	770
Total cash costs(1) ($/ gold ounce sold)	533	664
All-in sustaining costs(1) ($/ gold ounce sold)	905	878
Capital expenditures ($ in thousands)	17,346	16,131
Exploration ($ in thousands)	494	506

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the first quarter of 2023, producing 38,491 ounces of gold. For the first quarter of 2023, mill feed grade was 1.47 g/t gold, mill throughput was 0.82 million tonnes, and gold recovery averaged 98.8%.

Production from the Wolfshag underground mine continues to increase after stope ore production was achieved in the fourth quarter of 2022, with ore production for the first quarter of 2023 averaging over 1,000 tonnes per day at an average grade of 6.10 g/t gold. As of the beginning of 2023, the Probable Mineral Reserve estimate for the Wolfshag deposit includes 203,000 ounces of gold in 1.1 million tonnes of ore at an average grade of 5.55 g/t gold. Open pit mining operations at the Otjikoto Mine are scheduled to ramp down in 2024 and conclude in 2025, while processing operations will continue until economically viable stockpiles are exhausted in approximately 2031. Underground operations are currently projected to continue until 2026 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying more underground mineral deposits.

Cash operating (refer to “Non-IFRS Measures”) costs for the first quarter of 2023 were $605 per gold ounce produced ($458 per ounce gold sold). Cash operating costs per ounce produced for the first quarter of 2023 were lower than expected as a result of higher production as described above and a weaker Namibian dollar. Cash operating costs per gold ounce sold for the first quarter of 2023 were lower than the cash operating costs per ounce produced for the first quarter of 2023, as a result of the sale of lower cost inventory produced in the fourth quarter of 2022.

All-in sustaining costs for the first quarter of 2023 were $905 per gold ounce sold. All-in sustaining costs for the first quarter of 2023 were lower than anticipated as a result of lower than expected cash operating costs described above, higher than expected gold ounces sold and lower than expected sustaining capital expenditures primarily related to underground development. The lower than expected sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2023.

Capital expenditures for the first quarter of 2023 totalled $17 million, consisting of $14 million for pre-stripping in the Otjikoto pit, $2 million for Wolfshag underground mine development and $1 million for mobile equipment rebuilds.

The Otjikoto Mine in Namibia is expected to produce between 190,000 and 210,000 ounces of gold in 2023 at cash operating costs of between $590 and $650 per ounce and all-in sustaining costs of between $1,080 and $1,140 per ounce. For 2023, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.87 g/t gold with a process gold recovery of 98.0%. In the first half of 2023, processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high grade ore stockpiles. Otjikoto's gold production is expected to be weighted approximately 60% to the second half of 2023 due to the timing of high grade ore mining from the Otjikoto pit and increased ore volumes from the Wolfshag underground mine. The anticipated decrease in Otjikoto's all-in sustaining costs for 2023 reflects the benefits of processing higher grade ore from the Otjikoto pit and the Wolfshag underground mine in the second half of 2023.

Fekola Complex Regional Development and Exploration

Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal zones) and Fekola Regional (Anaconda Area (Bantako and Menankoto permits), the Bakolobi permit and the Dandoko permit).

Based on the 2022 Anaconda Area Mineral Resource estimate and B2Gold's preliminary planning, the Company demonstrated that the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional sources (Fekola Regional Phase I). Initial saprolite production is expected to commence from the Bantako North permit starting in the third quarter of 2023 and is expected to contribute approximately 18,000 ounces of gold in 2023 with Fekola Regional production levels continuing to ramp-up through 2024.

In the first quarter of 2023, the Company invested $15 million in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. For 2023, the Company has budgeted a total of $63 million for Fekola Regional development. The construction mobile equipment fleet is now in operation, and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule to support saprolite production from the Bantako North permit area as early as the third quarter of 2023. Production from Bantako North is contingent upon receipt of all necessary permits, which are expected to be received in the second quarter of 2023.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 Mtpa of saprolite and transitional (oxide) resources. The current Anaconda Area Mineral Resource estimate, released in March 2022 and based on the results of exploration drilling completed up to January 11, 2022, included Indicated Resources of 32.4 million tonnes at 1.08 g/t gold for 1.13 million ounces of gold, all of which was weathered oxide ore, and Inferred Resources that included 19.1 million tonnes of oxide ore at 0.81 g/t gold for 0.50 million ounces of gold, and 44.6 million tonnes of sulphide ore at 1.25 g/t gold for 1.79 million ounces of gold. Since that date through March 31, 2023, the Company has completed approximately 120,000 m of drilling at the Anaconda Area, which included infill drilling to upgrade a significant portion of the Inferred oxide resources to the Indicated category, as well as extending both oxide and sulphide resources in the area. An updated Anaconda Area Mineral Resource estimate is currently underway and scheduled to be completed by the end of the second quarter of 2023. Consequently, to allow for incorporation of this updated Mineral Resource estimate into the engineering study, results of the study are now expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. The Company’s conceptual analysis indicates that the combined Fekola Mine and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

Exploration

B2Gold is conducting another year of extensive exploration in 2023 with a budget of approximately $84 million. A significant focus will be in proximity to our operating mines in Mali, Namibia and the Philippines, and includes $20 million of spending on both infill and generative exploration at the recently acquired Back River Gold District.

Ongoing exploration will continue to advance our early stage projects in Finland and Cote d’Ivoire. Target generation and pursuing new opportunities in prospective gold regions in Africa, South America, the Philippines, Central Asia and Canada continue. This generative initiative could include equity placements and new joint ventures with junior companies, similar to B2Gold's 2023 investment in Snowline and its Rogue project in the Yukon, Canada, and its 2022 investment in Matador Mining Ltd. and its Cape Ray Gold project in Newfoundland, Canada.

Outlook

The Company is pleased with its start to 2023 and the positive first quarter of 2023 results. Based on a strong operational and financial first quarter of 2023, the Company is on track to meets its annual total gold production forecast of between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre) with total consolidated cash operating costs for the year (including estimated attributable results for Calibre) of between $670 and $730 per ounce and total consolidated all-in sustaining (including estimated attributable results for Calibre) of between $1,195 and $1,255 per ounce.

On April 19, 2023, the Company announced the completion of the acquisition of Sabina resulting in B2Gold acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. In addition, B2Gold believes there is significant untapped exploration potential across an 80 km belt. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

After a very successful year for exploration in 2022, B2Gold is conducting an aggressive exploration campaign in 2023 with a budget of approximately $84 million (including $20 million at the recently acquired Back River Gold District) with the vast majority allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

Due to the Company's strong net positive cash position and available liquidity, strong operating results and cash flows and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

First Quarter 2023 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Wednesday, May 10, 2023, at 10:00 am PT / 1:00 pm ET. You may access the call by registering at the participant conference link by clicking here prior to the scheduled start time. Once you have registered, you will be sent an email with a unique PIN which will connect you to the call at +1 (431) 341-4089 / +1 (855) 513-1368 (Canada) or toll free at +1 (844) 543-0451. You may also listen to the call via webcast by clicking here.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Canada, Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2023, total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the potential for Fekola Regional (Anaconda Area) to provide saprolite material to feed the Fekola mill starting in the third quarter of 2023; the timing and results of a study for the Fekola Regional (Anaconda Area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs", "all-in sustaining costs" (or "AISC"), and “cash flow provided by operating activities before working capital adjustments”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31 (Expressed in thousands of United States dollars, except per share amounts) (Unaudited)
	For the three months ended March 31, 2023	For the three months ended March 31, 2022

Gold revenue	$473,556	$365,583

Cost of sales
Production costs	(127,604)	(122,960)
Depreciation and depletion	(97,158)	(77,263)
Royalties and production taxes	(35,161)	(25,690)
Total cost of sales	(259,923)	(225,913)

Gross profit	213,633	139,670

General and administrative	(14,185)	(10,828)
Share-based payments	(6,854)	(8,404)
Write-down of mineral property interests	(16,457)	—
Community relations	(1,003)	(619)
Foreign exchange losses	(596)	(2,456)
Share of net income of associate	4,979	2,772
Other expense	(3,598)	(2,032)
Operating income	175,919	118,103

Interest and financing expense	(2,926)	(2,583)
Interest income	5,819	2,122
(Losses) gains on derivative instruments	(357)	19,299
Other (expense) income	(1,600)	5,634
Income from operations before taxes	176,855	142,575

Current income tax, withholding and other taxes	(76,740)	(47,654)
Deferred income tax recovery (expense)	1,789	(4,118)
Net income for the period	$101,904	$90,803

Attributable to:
Shareholders of the Company	$85,973	$80,723
Non-controlling interests	15,931	10,080
Net income for the period	$101,904	$90,803

Earnings per share (attributable to shareholders of the Company)
Basic	$0.08	$0.08
Diluted	$0.08	$0.08

Weighted average number of common shares outstanding (in thousands)
Basic	1,075,402	1,056,824
Diluted	1,081,084	1,062,492

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31 (Expressed in thousands of United States dollars) (Unaudited)
	For the three months ended March 31, 2023	For the three months ended March 31, 2022
Operating activities
Net income for the period	$101,904	$90,803
Non-cash charges, net	121,532	72,960
Changes in non-cash working capital	6,226	(44,735)
Changes in long-term value added tax receivables	(25,839)	(11,718)
Cash provided by operating activities	203,823	107,310

Financing activities
Revolving credit facility transaction costs	—	(2,401)
Repayment of equipment loan facilities	(3,578)	(6,790)
Interest and commitment fees paid	(1,002)	(1,228)
Cash proceeds from stock option exercises	2,444	4,031
Dividends paid	(42,976)	(42,234)
Principal payments on lease arrangements	(1,443)	(1,219)
Distributions to non-controlling interests	(2,082)	(1,022)
Participating funding from non-controlling interest	356	—
Loan repayment from non-controlling interest	428	—
Changes in restricted cash accounts	33	(162)
Cash used by financing activities	(47,820)	(51,025)

Investing activities
Expenditures on mining interests:
Fekola Mine	(53,795)	(28,228)
Masbate Mine	(8,953)	(5,693)
Otjikoto Mine	(17,346)	(16,131)
Gramalote Project	(510)	(4,407)
Fekola Regional, pre-development	(14,775)	(212)
Other exploration and development	(15,991)	(13,254)
Investment in Snowline Gold Corp.	(15,116)	—
Cash paid for purchase of non-controlling interest	(6,704)	—
Deferred consideration received	3,850	—
Funding of reclamation accounts	(1,289)	(2,181)
Cash paid on exercise of mineral property option	—	(7,737)
Other	(459)	—
Cash used by investing activities	(131,088)	(77,843)

Increase (decrease) in cash and cash equivalents	24,915	(21,558)

Effect of exchange rate changes on cash and cash equivalents	(3,121)	(2,681)
Cash and cash equivalents, beginning of period	651,946	672,999
Cash and cash equivalents, end of period	$673,740	$648,760

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars) (Unaudited)
	As at March 31, 2023	As at December 31, 2022
Assets
Current
Cash and cash equivalents	$673,740	$651,946
Accounts receivable, prepaids and other	33,088	28,811
Deferred consideration receivable	—	3,850
Value-added and other tax receivables	15,322	18,533
Inventories	350,196	332,031
	1,072,346	1,035,171

Long-term investments	43,405	31,865
Value-added tax receivables	149,718	121,323
Mining interests
Owned by subsidiaries and joint operations	2,275,858	2,274,730
Investments in associates	125,028	120,049
Deferred income taxes	810	—
Other assets	100,379	98,095
	$3,767,544	$3,681,233
Liabilities
Current
Accounts payable and accrued liabilities	$108,930	$114,791
Current income and other taxes payable	136,736	95,623
Current portion of long-term debt	14,756	15,519
Current portion of mine restoration provisions	5,545	5,545
Other current liabilities	2,319	2,138
	268,286	233,616

Long-term debt	34,551	41,709
Mine restoration provisions	99,957	95,568
Deferred income taxes	181,536	182,515
Employee benefits obligation	9,246	8,121
Other long-term liabilities	9,572	7,915
	603,148	569,444
Equity
Shareholders’ equity
Share capital	2,498,373	2,487,624
Contributed surplus	72,457	78,232
Accumulated other comprehensive loss	(149,445)	(145,869)
Retained earnings	624,752	588,139
	3,046,137	3,008,126
Non-controlling interests	118,259	103,663
	3,164,396	3,111,789
	$3,767,544	$3,681,233

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com